UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated February 9, 2011, announcing the Company's fourth quarter and preliminary 2010 earnings release date and conference call information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: February 15, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Seadrill announces fourth quarter and preliminary 2010 earnings release date and conference call information

Hamilton, Bermuda, February 9, 2011 - Seadrill's fourth quarter and preliminary 2010 results are scheduled to be released on Thursday February 24, 2011 before the start of trading on the Oslo Stock Exchange.

In connection with the earnings release, a conference call/webcast will be held as described below:

A conference call will be held at 09:00 a.m. ET time and 3:00 p.m. (Norwegian time) on Thursday February 24, 2011.

To listen to the management presentation of the results, the following options are available:

A. Webcast

In order to listen to the presentation on the web, you need to have installed Windows Media Player and a sound card on your computer.

B. Conference call

Call-in numbers:

Norway Toll Free call 800 19640
Norway Toll + 47 23 16 21 89
UK Toll +44 (0)20 7806 1953
UK Toll Free  0800 028 1243
US Toll +1 718 354 1385
US Toll Free 1888 935 4575

The participants will be asked for their name, company and conference ID. The Seadrill conference ID is: 5090142.

There will be a Q&A session subsequent to the presentation. Information on "how to ask management questions" will be given at the beginning of the Q&A session.

In order to view the presentation while listening to the conference, please download the presentation material from www.seadrill.com

If you are unable to participate in the conference call, there is an opportunity to listen to a replay on www.seadrill.com (Investor Relations) or to listen to a playback by dialing:

UK Toll: +44 (0)20 7111 1244
US Toll: + 1 347 366 9565
Norway Toll: +47 21 00 04 98

- followed by replay access number: 5090142#

Participant list information required: Full name & company.
Replay will be available until March 3, 2011.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.